UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 COCENSYS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   0001912631
                                 (CUSIP Number)

                            Wayne P. Merkelson, Esq.
                              Novartis Corporation
                                556 Morris Avenue
                              Summit, NJ 07901-1398
                            Telephone: (908) 522-6777
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

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



CUSIP No. 0001912631

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Novartis AG
                  -----------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization  Switzerland

Number of         (5)      Sole Voting Power   0
Shares                                        ---
Beneficially      (6)      Shared Voting Power 2,378,192
Owned by                                      -----------
Each              (7)      Sole Dispositive Power     0
Reporting                                            ---
Person            (8)      Shared Dispositive Power   2,378,192
With                                                 -----------
----

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  2,378,192
                                                                      ----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)     Percent of Class Represented by Amount in Row (9)
           10.43%
          -------

(12)     Type of Reporting Person (See Instructions) CO
                                                    ----

CUSIP No. 0001912631

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Novartis Produkte AG
                  --------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization  Switzerland

Number of         (5)      Sole Voting Power   0
Shares                                        ---
Beneficially      (6)      Shared Voting Power   2,378,192
Owned by                                        -----------
Each              (7)      Sole Dispositive Power     0
Reporting                                            ---
Person            (8)      Shared Dispositive Power   2,378,192
With                                                 -----------
----

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  2,378,192
                                                                      ----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)     Percent of Class Represented by Amount in Row (9)
           10.43%
          --------

(12)     Type of Reporting Person (See Instructions) CO
                                                    ----

Item 1.  Issuer

         (a)      CoCensys, Inc.
         (b)      201 Technology Drive
                  Irvine, California 92618

Item 2.  Person Filing

         (a) Name of Person Filing: Novartis AG ("Novartis") and Novartis Produkte AG.
         (b) Address of Principal Office: The principal offices of Novartis and Novartis Produkte AG are located at Schwarzwaldallee 215, CH-4002, Basel, Switzerland.
         (c) Citizenship: Novartis and Novartis Produkte AG are Swiss corporations.
         (d)      Title of Class of Securities:  Common Stock, $0.001 par value.
         (e)      CUSIP Number: 0001912631

Item 3.  Not applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned: 2,378,192
         (b)      Percent of Class:  10.43%
         (c)      Number of shares as to which each person has:

                  (i)      Sole Voting Power: 0
                  (ii)     Shared Voting Power: 2,378,192
                  (iii)    Sole Dispositive Power:  0
                  (iv)     Shared Dispositive Power:  2,378,192

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification if Statement Filed Pursuant to Rule 13d-1(b)

         Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

                                            NOVARTIS AG

                                            By: /s/ Dr. Urs Barlocher
                                               -----------------------------
                                                    General Counsel

                                            By: /s/ Christoph Mader
                                               -----------------------------
                                                    Senior Corporate Counsel

                                    SIGNATURE

                  After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

                                            NOVARTIS PRODUKTE AG

                                            By: /s/ Dr. Urs Barlocher
                                               -----------------------------
                                                    Authorized Signatory


                                            By: /s/ Anita Buchli
                                               -----------------------------
                                                    Authorized Signatory